FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page

Signature	3
Exhibit 99.9 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Andrew Weiwen Chen
Name:	Andrew Weiwen Chen
Title:	Chief Financial Officer
Date: March 19, 2008

Exhibit 99.9
China Nepstar Chain Drugstore Reports 231.5% Increase in Net
Income and Record Gross Margin of 48.5% for Fourth Quarter 2007
Executing Industry Consolidation Strategy in 2008
SHENZHEN, China — March 19, 2008 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced its financial results for the quarter and fiscal year ended December 31, 2007.
Financial Highlights
For the fourth quarter ended December 31, 2007:
■	Revenues increased 9.5% to RMB524.1 million (US$71.8 million) compared to the same period in 2006.

■	Gross margin rose to 48.5% compared with 38.0% for the same period in 2006 and 47.1% in the third quarter of 2007.

■	Including share-based compensation expenses of RMB8.7 million (US$1.2 million), operating income grew 141.1% to RMB61.4 million (US$8.4 million) compared to the same period in 2006. Excluding share-based compensation expenses, operating income grew 175.3% to RMB70.1 million (US$9.6 million) compared to the same period in 2006.

■	Net income increased 231.5% to RMB58.5 million (US$8.0 million) compared to the same period in 2006.
For the fiscal year ended December 31, 2007:
■	Revenues increased 12.8% to RMB1.95 billion (US$268.0 million) compared to 2006.

■	Gross margin rose to 44.1% compared with 35.1% in 2006.

■	Including share-based compensation expenses of RMB8.7 million (US$1.2 million), operating income increased 532.0% to RMB180.8 million (US$24.8 million) compared to fiscal 2006. Excluding share-based compensation expenses, annual operating income increased 562.5% to RMB189.5 million (US$26.0 million) compared to fiscal 2006.

■	Net income increased 989.3% to RMB148.2 million (US$20.3 million) compared to fiscal 2006.

“Our excellent performance in the fourth quarter has brought a strong finish to a milestone year for China Nepstar,” commented Jiannong Qian, Chief Executive Officer of China Nepstar. “Going forward, we plan to continue to focus on increasing brand presence and private label offerings, opening new stores, leveraging purchasing strength and operational efficiencies, and capitalizing on our competitive advantages to improve our performance.”
Simin Zhang, Chairman of China Nepstar stated, “Nepstar’s outlook for 2008 is bright. We are well positioned to pursue our consolidation strategy and to capitalize on China’s fragmented drugstore marketplace and trend of increasing market share among the larger chains. We grew significantly by adding 556 stores in 2007, and have entered into two definitive acquisition agreements to acquire an aggregate of 86 drugstores so far in 2008. We believe our organic growth and acquisitions will further strengthen our leadership position in the high-growth retail drugstore industry in China.”
Fourth Quarter Results
Total revenues for the fourth quarter of 2007 increased 9.5% to RMB524.1 million (US$71.8 million) compared to RMB478.8 million for the same period in 2006.
Fourth quarter revenue contribution from prescription drugs was 21.8%, over-the-counter drugs was 37.2%, nutritional supplements was 16.6%, herbal products was 3.0%, and other products was 21.4%.
Same store sales (for stores opened before December 31, 2005) for fourth quarter increased 1.9% compared to the third quarter of 2007 and decreased 3.7% compared to the same period in 2006, due to a strategic move to improve margins by discontinuing certain low margin products in the third quarter, as well as the timing of the Mid-Autumn festival holiday, a public holiday based on Chinese lunar calendar. The Mid-Autumn festival holiday was in October in 2006, and it was in September in 2007, which resulted in a weaker October compared to the prior year.
Fourth quarter gross profit increased 39.8% to RMB254.1 million (US$34.8 million) compared to RMB181.8 million for the same period last year, and increased 11.3% sequentially over RMB228.2 million in the third quarter of 2007. The increase in gross profit was primarily driven by improved sales contributions from centrally procured merchandise, including private label products. Fourth quarter gross margin was 48.5% compared to 38.0% in fourth quarter 2006 and 47.1% in the third quarter of 2007.
Sales, marketing and other operating expenses for the fourth quarter of 2007 were RMB169.3 million (US$23.2 million), representing a 21.9% increase from RMB138.9 million in same period of 2006. Excluding share-based compensation of RMB1.8 million (US$0.2 million), sales, marketing and other operating expenses for the period increased by 20.5% to RMB167.4 million (US$23.0 million), primarily due to new store openings. Sales, marketing and other operating expenses as a percentage of the Company’s total revenues for the fourth quarter of 2007 was 32.3%.
General and administration expenses increased 34.5% to RMB23.4 million (US$3.2 million) during the period from RMB17.4 million in the fourth quarter of 2006, primarily due to share-based compensation expenses of RMB6.9 million (US$0.9 million) recognized in the quarter. Excluding share-based compensation expenses, general and administration expenses declined by 5.1% compared to the same period in 2006. General and administration expenses as a percentage of the Company’s total revenues for the fourth quarter of 2007 was 4.5%.

Including share-based compensation expenses, the overall expense ratio as a percentage of revenues for the quarter was 36.8% compared with 32.6% for the same period in 2006.
The Company’s effective tax rate was 15.7% for fourth quarter. Net income for the fourth quarter grew 231.5% to RMB58.5 million (US$8.0 million) compared to RMB17.7 million in the fourth quarter of 2006.
The Company reported RMB0.29 (US$0.04) basic earnings per share, or RMB0.58 (US$0.08) basic earnings per ADS for the fourth quarter. Diluted earnings per share were RMB0.29 (US$0.04), or RMB0.58 (US$0.08) for diluted earnings per ADS. This compares to basic earnings per share of RMB0.11 and diluted earnings per share of RMB0.11 for the fourth quarter of 2006.
Fiscal Year 2007 Financial Results
Total revenues for fiscal 2007 increased 12.8% to RMB1.95 billion (US$268.0 million) compared to RMB1.73 billion for fiscal year 2006.
Fiscal 2007 revenue contribution from prescription drugs was 23.4%, over-the-counter drugs was 35.6%, nutritional supplements was 18.3%, herbal products was 2.6%, and other products was 20.1%.
Same store sales (for stores opened before December 31, 2005) for fiscal 2007 increased 1.9% compared to 2006. Same store sales for the second half the year were affected by a strategic move to improve margins by discontinuing certain low margin products in August.
2007 gross profit grew 41.8% to RMB862.7 million (US$118.3 million) compared to RMB608.2 million for fiscal year 2006, primarily due to successful implementation of the Company’s centralized procurement and private-label strategies. 2007 gross margin was 44.1% compared with 35.1% in 2006.
2007 income from operations grew 532.0% to RMB180.8 million (US$24.8 million) compared to RMB28.6 million for fiscal year 2006, primarily due to the substantial improvement in gross margins and store network development. Total operating expenses accounted for 34.9% of total revenue in 2007 as compared to a 33.5% of total revenue in 2006.
2007 net income increased 989.3% to RMB148.2 million (US$20.3 million) compared to RMB13.6 million for fiscal 2006. The Company reported basic earnings per share of RMB0.80 (US$0.11), or RMB1.60 (US$0.22) basic earnings per ADS for fiscal 2007 and diluted earnings per share of RMB0.80 (US$0.11), or RMB1.60 (US$0.22) diluted earnings per ADS for fiscal 2007. This compares to a basic net loss per share of RMB0.03 and a diluted net loss per share of RMB0.03 for fiscal 2006.
As of December 31, 2007, the Company’s total cash and cash equivalents and held-to-maturity investment securities were RMB2.77 billion (US$379.6 million) compared to RMB83.0 million at December 31, 2006. Total shareholders’ equity increased to RMB2.96 billion (US$405 million) at December 31, 2007 from a total shareholders’ deficit of RMB2.4 million at December 31, 2006. These increases are primarily due to receiving proceeds from our initial public offering on the NYSE in November 2007 and net income generated in 2007.

Operating Highlights
In November 2007, the Company successfully completed its initial public offering of 23,718,750 ADSs, representing 47,437,500 ordinary shares, on the New York Stock Exchange. The initial public offering raised approximately US$384.2 million, with net proceeds of approximately US$354.6 million.
During fiscal 2007, the Company added 556 new stores, 211 of which were added in the fourth quarter. As of December 31, 2007, Nepstar had a total of 2,002 stores in operation.
China Nepstar successfully increased its portfolio of private label products to 1,356 as of December 31, 2007, from 1,020 as of December 31, 2006. Sales of private label products represented approximately 21.0% of the Company’s revenue and 31.6% of gross profit for fourth quarter, and approximately 18.7% of revenue and 30.7% of gross profit for fiscal 2007.
Recently, the Company announced that it entered into two definitive acquisition agreements for 68 drugstores owned by Ningbo New Century Medical Ltd. in satellite districts of Ningbo City, Zhejiang Province; as well as 18 drugstores owned by DongGuan Hui Ren Tang Pharmaceutical Co. Ltd. in Dongguan City, Guangdong Province.
Business Outlook
For the first quarter of 2008, revenue is expected to be between approximately RMB470 million and RMB500 million. Targeted net income is expected to be between approximately RMB40 million and RMB42 million. This outlook is based on approximately 140 planned organic new store openings in the first quarter 2008 and takes into account the nationwide impact of the significant snow storm, which occurred in the second half of January and the first week of February.
The targeted revenue for fiscal 2008 is expected to be between approximately RMB2.4 billion and RMB2.6 billion, excluding revenue contributed from future acquisitions. Targeted net income is expected to be between approximately RMB330 million and RMB380 million. This outlook is based on approximately 1,050 planned organic new store openings in 2008.
These targets are based on the Company’s current views on the operating and market conditions, which are subject to change.
Conference Call
The Company will host a conference call, to be simultaneously Webcast, on Wednesday, March 19, 2008 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Webcast of the conference call will be available on the Nepstar Web site at www.nepstar.cn.
A replay of the call will be available starting on March 19, 2008, at 11:00 a.m. Eastern Daylight Time / 11:00 p.m. Beijing Time through March 26, 2008 at 11:59 p.m. Eastern Daylight Time or March 27, 2008 at 11:59 a.m. Beijing Time. An archived Webcast of the conference call will be available on the Nepstar Web site at www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 277575.

About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2007, the Company had 2,002 stores across 62 cities, one headquarters distribution center and 11 regional distribution centers in China. China Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. China Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007, or at any other certain date. The percentages stated are calculated based on RMB.

Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
The Global Consulting Group
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
The Global Consulting Group
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
FINANCIAL TABLES FOLLOW

Nepstar Chain Drugstore Ltd. and Subsidiaries
Consolidated Balance Sheets
(amounts in thousands)

	As of December 31,
	2006	2007	2007
	RMB	RMB	USD
ASSETS

Current assets:
Cash	82,996	2,168,911	297,331
Held-to-maturity investment security	—	600,000	82,252
Accounts receivable, net of allowance for doubtful accounts	40,155	54,753	7,506
Amounts due from related parties	5,818	5,860	804
Prepaid expenses, deposits and other current assets	62,556	107,229	14,700
Inventories	271,362	285,307	39,112
Deferred income taxes	2,380	2,991	410
Total current assets	465,267	3,225,051	442,115

Property and equipment, net	146,978	172,171	23,603
Deposit for purchase of properties paid to related parties	—	2,125	291
Rental deposits	12,666	22,167	3,039
Equity investments	12,638	12,638	1,732
Intangible assets, net	3,819	3,135	430
Deferred income taxes	859	1,254	172

TOTAL ASSETS	642,227	3,438,541	471,382

LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT)/ EQUITY

Current liabilities:
Short-term bank loan	3,000	—	—
Accounts payable	244,034	233,425	32,000
Amounts due to related parties	55,628	50,544	6,929
Accrued expenses and other payables	84,204	142,505	19,535
Income tax payable	12,185	37,958	5,204
Total current liabilities	399,051	464,432	63,668

Minority interests	11,036	18,964	2,600

Series A redeemable convertible preferred shares:	234,532	—	—

Shareholders’ (deficit) /equity:
Share capital — ordinary shares USD0.0001 par value:
240,000,000 shares authorized; 115,000,000 shares issued and outstanding as of December 31, 2006 and 213,077,944 shares issued and outstanding as of December 31, 2007	95	168	23
Additional paid-in capital	59,617	2,921,521	400,505
Accumulated other comprehensive loss	(487)	(37,957)	(5,204)
Retained earnings / accumulated (deficit)	(61,617)	71,413	9,790
Total shareholders’ (deficit) /equity	(2,392)	2,955,145	405,114

TOTAL LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) /EQUITY	642,227	3,438,541	471,382

Nepstar Chain Drugstore Ltd. and Subsidiaries
Consolidated Statements of Operations
(amounts in thousands)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2006	2007	2007	2006	2007	2007
	RMB	RMB	USD	RMB	RMB	USD

Revenue	478,834	524,096	71,847	1,732,433	1,954,683	267,963
Cost of goods sold	(297,058)	(270,040)	(37,019)	(1,124,221)	(1,092,011)	(149,701)
Gross profit	181,776	254,056	34,828	608,212	862,672	118,262
Sales, marketing and other operating expenses	(138,918)	(169,272)	(23,205)	(517,047)	(606,340)	(83,122)
General and administrative expenses	(17,397)	(23,397)	(3,207)	(62,556)	(75,514)	(10,351)
Income from operations	25,461	61,387	8,415	28,609	180,818	24,789
Interest income	257	9,787	1,342	1,085	10,703	1,467
Interest expense	(35)	—	—	(65)	(151)	(21)
Dividend income from cost method investments	0	20	3	1,006	1,077	148
Income taxes	(6,174)	(11,165)	(1,531)	(12,705)	(36,354)	(4,984)
Earnings before minority interests	19,509	60,029	8,229	17,930	156,093	21,399
Minority interests	(1,857)	(1,521)	(209)	(4,328)	(7,928)	(1,087)
Net income	17,652	58,508	8,021	13,602	148,165	20,312
Accretion to Series A redeemable convertible preferred shares redemption value	(4,355)	(2,159)	(296)	(16,592)	(15,135)	(2,075)
Net income available to ordinary shareholders	13,297	56,349	7,725	(2,990)	133,030	18,237

Nepstar Chain Drugstore Ltd. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(amounts in thousands)

	Twelve Months Ended December 31,
	2006	2007	2007
	RMB	RMB	USD
Cash flows provided by operating activities	43,109	171,057	23,449
Cash flows used in investing activities	(74,355)	(666,284)	(91,339)
Cash flows provided by financing activities	3,490	2,618,831	359,010